UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)

NORTEL INVERSORA S.A.

(Name of Issuer)

American Depositary Shares, representing Class B Preferred Shares

(Title of Class of Securities)

656567401

(CUSIP Number)

December 11, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 656567401

1	Name of reporting persons. Berkley Ventures Ltd.
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. 0
	6	Shared voting power. 0
	7	Sole dispositive power. 0
	8	Shared dispositive power. 0
9	Aggregate amount beneficially owned by each reporting person. 0
10	Check box if the aggregate amount in row (9) excludes certain shares. (see instructions). ☐
11	Percent of class represented by amount in row (9). 0%
12	Type of reporting person. CO

CUSIP No. 656567401

1	Name of reporting persons. Berkley Capital Management Ltd.
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. 0 (see Item 4)
	6	Shared voting power. 206,667 American Depositary Shares (representing Class B Preferred Shares)*
	7	Sole dispositive power. 0 (see Item 4)
	8	Shared dispositive power. 206,667 American Depositary Shares (representing Class B Preferred Shares)*
9	Aggregate amount beneficially owned by each reporting person. 206,667 American Depositary Shares (representing Class B Preferred Shares)*
10	Check box if the aggregate amount in row (9) excludes certain shares. (see instructions). ☐
11	Percent of class represented by amount in row (9). 0.7% of the Class B Preferred Shares*
12	Type of reporting person. CO

*	Berkley Capital Management Ltd. is currently the beneficial owner of 206,667 American Depositary Shares (“ADS”) representing 10,333.4, or 0.7% of the Class B Preferred Shares of Nortel Inversora S.A. (the “Issuer”), based on 1,470,455 Class B Preferred Shares stated to be outstanding as of September 30, 2013 in the Issuer’s most recent Form 6-K filed with the Securities and Exchange Commission on November 21, 2013. Each ADS represents 1/20th of a Class B Preferred Share of the Issuer.

CUSIP No. 656567401

1	Name of reporting persons. Skyland Inc.
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. 0 (see Item 4)
	6	Shared voting power. 3,563,640 American Depositary Shares (representing Class B Preferred Shares)*
	7	Sole dispositive power. 0 (see Item 4)
	8	Shared dispositive power. 3,563,640 American Depositary Shares (representing Class B Preferred Shares)*
9	Aggregate amount beneficially owned by each reporting person. 3,563,640 American Depositary Shares (representing Class B Preferred Shares)*
10	Check box if the aggregate amount in row (9) excludes certain shares. (see instructions). ☐
11	Percent of class represented by amount in row (9). 12.1% of the Class B Preferred Shares*
12	Type of reporting person. CO

*	Skyland Inc. is currently the beneficial owner of 3,563,640 ADS representing 178,182, or 12.1% of the Class B Preferred Shares of the Issuer, based on 1,470,455 Class B Preferred Shares stated to be outstanding as of September 30, 2013 in the Issuer’s most recent Form 6-K filed with the Securities and Exchange Commission on November 21, 2013. Each ADS represents 1/20th of a Class B Preferred Share of the Issuer.

CUSIP No. 656567401

1	Name of reporting persons. Joseph Lewis
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. 0 (see Item 4)
	6	Shared voting power. 3,770,307 American Depositary Shares (representing Class B Preferred Shares)*
	7	Sole dispositive power. 0 (see Item 4)
	8	Shared dispositive power. 3,770,307 American Depositary Shares (representing Class B Preferred Shares)*
9	Aggregate amount beneficially owned by each reporting person. 3,770,307 American Depositary Shares (representing Class B Preferred Shares)*
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 12.8% of the Class B Preferred Shares*
12	Type of reporting person IN

*	Joseph Lewis is currently the beneficial owner of 3,770,307 ADS representing 188,515.4 or 12.8%, of the Class B Preferred Shares of the Issuer, based on 1,470,455 Class B Preferred Shares stated to be outstanding as of September 30, 2013 in the Issuer’s most recent Form 6-K filed with the Securities and Exchange Commission on November 21, 2013. Each ADS represents 1/20th of a Class B Preferred Share of the Issuer.

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the statement on Schedule 13G initially filed on June 23, 2010 (the “Original Filing”), as amended on November 18, 2012 (“Amendment No. 1”), February 10, 2012 (“Amendment No. 2”), and February 11, 2013 (“Amendment No. 3”). This filing constitutes the initial statement on Schedule 13G for Skyland Inc. (“Skyland”) and Amendment No. 4 for Berkley Ventures Ltd. (“Berkley Ventures”), Berkley Capital Management Ltd. (“Berkley Capital”) and Joseph Lewis. This Amendment No. 4 is being filed jointly pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, by Berkley Ventures, Berkley Capital, Skyland, and Joseph Lewis.

Item 1(a).	Name of Issuer:

Nortel Inversora S.A.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Alicia Moreau de Justo 50, Piso 11

C1107AAB — Buenos Aires, Argentina

Item 2(a).	Name of Person Filing:

This statement is filed jointly by Berkley Ventures, Berkley Capital, Skyland, and Joseph Lewis pursuant to Rule 13d-1(k)(1). Joseph Lewis is the sole indirect owner of, and controls, Berkley Ventures, Berkley Capital and Skyland.

Item 2(b).	Address or Principal Business Office, or, if none, Residence:

Cay House

P.O. Box N-7776

E.P. Taylor Drive

Lyford Cay, New Providence, Bahamas

Item 2(c).	Citizenship:

Berkley Capital, Berkley Ventures, and Skyland are international business corporations organized under the laws of the Bahamas. Joseph Lewis is a permanent resident of the Bahamas and a citizen of the United Kingdom.

Item 2(d).	Title of Class of Securities:

American Depositary Shares, representing Class B Preferred Shares.

Item 2(e)	CUSIP No.:

656567401

Item 3.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

3,770,307 ADS, representing 188,515.4 Class B Preferred Shares

(b)	Percent of class:

12.8% of the Class B Preferred Shares

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:

0*

(ii)	Shared power to vote or to direct the vote:

3,770,307 ADS, representing 188,515.4 Class B Preferred Shares*

(iii)	Sole power to dispose or direct the disposition of:

0*

(iv)	Shared power to dispose or to direct the disposition of:

3,770,307 ADS, representing 188,515.4 Class B Preferred Shares*

*	Berkley Capital has shared voting power and shared dispositive power with respect to 206,667 ADS, representing 10,333.4 Class B Preferred Shares, which it owns directly. Skyland has shared voting power and shared dispositive power with respect to 3,563,640 ADS, representing 178,182 Class B Preferred Shares, which it owns directly. Joseph Lewis has shared voting power and shared dispositive power with regard to the 3,770,307 ADS, representing 188,515.4 Class B Preferred Shares, owned directly by Skyland and Berkley Capital.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:  ☒

Berkley Ventures has ceased to be deemed the beneficial owner of more than 5 percent of the outstanding Class B Preferred Shares of the Issuer.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Only Berkley Capital has the right to receive dividends and the proceeds from the sale of the Shares held by Berkley Capital. Only Skyland has the right to receive dividends and the proceeds from the sale of the Shares held by Skyland. See Item 4 above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

1	Joint Filing Agreement, dated the date hereof, among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 11, 2013	BERKLEY VENTURES LTD.

	By:	/s/ Jefferson R. Voss
	Name:	Jefferson R. Voss
	Title:	Director

BERKLEY CAPITAL MANAGEMENT LTD.

	By:	/s/ Jefferson R. Voss
	Name:	Jefferson R. Voss
	Title:	Director

SKYLAND INC.

	By:	/s/ Jefferson R. Voss
	Name:	Jefferson R. Voss
	Title:	Director

JOSEPH LEWIS

	By:	/s/ Joseph Lewis
	Name:	Joseph Lewis, Individually